Exhibit 23(b)

Independent Auditors’ Consent

The Board of Directors and Stockholders
Fair Isaac Corporation:

We consent to the incorporation by reference in this registration statement on Form S-3 of Fair Isaac Corporation of our report dated October 31, 2003 with respect to the consolidated balance sheets of Fair Isaac Corporation as of September 30, 2003 and 2002, and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended September 30, 2003, which report appears in the September 30, 2003 annual report on Form 10-K of Fair Isaac Corporation. Our report contains an explanatory paragraph describing the Company’s change in accounting for goodwill in 2003.

We also consent to the reference to our firm under the heading “Experts” in this registration statement.

/s/ KPMG LLP

Los Angeles, California
December 18, 2003